Mail Stop 3561

September 26, 2008

By U.S. Mail and facsimile to 562-630-9924

Rafael Mateo
Chief Executive Officer
Empresa Nacional de Electricidad S.A.
Santa Rosa 76
Santiago, Chile

> **Re: Empresa Nacional de Electricidad S.A.**
> **Annual Report on Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed June 6, 2008**
> **File No. 001-13240**

Dear Mr. Taylor:

We have reviewed your filing and have the following comments. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail how you intend to comply by providing us with your proposed revisions. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 15. Controls and Procedures, page 128

(a) Disclosure Controls and Procedures, page 128

1. We note your statement that "…even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives…" and your principal executive officer and principal financial officer concluded your disclosure controls and procedures are effective at that reasonable assurance level. In future filings please revise to state clearly, if true, that your disclosure controls and procedures are also *designed* to provide reasonable assurance of achieving their objectives or, alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238.

Item 18. Financial Statements, page 132

2. Based on the financial information provided in Note 10a on page F-48, it appears that Invesiones Gas Atacama Holding Ltda and Endesa Brazil S.A. are considered significant equity investees. As such, advise us how you consider Rule 3-09 of Regulation S-X in determining whether audited financial statements of these subsidiaries should be provided in the filing. Note that the significance tests should be based on US GAAP amounts. Please provide us your significance test results in your response.

16. Bonds and notes payable, page F-62

3. We note your disclosures that the Fourth and Fifth Bond Issuances are generally guaranteed. Tell us the meaning of "generally guaranteed". Also, in light of the various public debt as disclosed in Note 16, please tell us your consideration of Rule 3-10(a)(1) and (3) of Regulation S-X in determining whether you are required to provide guarantor financial statements.

20. Other Income and Expenses, page F-81

4. We note your disclosures of "reversal of contingency provision" amounts within the "Other income and expenses" caption. In that regard, tell us the nature of the line item "reversal of contingency provision" and the related accounting policies under Chilean and US GAAP. Also, explain to us why the reversal is not considered a correction of an error under US GAAP.

32. Differences between Chilean and United States Generally Accepted Accounting Principles, page F-122

I. Difference in Measurement methods, page F-122

5. We note from Note 5a that the accounts receivable balances increased about 24% under 90 days aged and 49% over 90 days aged, comparing December 31, 2007 with 2006. We also note your allowance decreased by approximately 44% over the same comparative period. Explain to us why the allowance did not experience a corollary increase in light of the noticeable increase in receivables aged over 90 days. Tell us if your policy for provisioning receivables has changed and clarify for us if you have the same accounting policy under Chilean and US GAAP. See paragraph .13.c. of SOP 01-6. Please show us what your proposed disclosures will look like.

 (v) Exchange of non-financial assets and acquisition of minority interest, page F-136

6. Tell us in detail the ownership structures of Betania and Emgesa, including any third party minority interests before and after the merger, in which you accounted for the acquisition of the minority interests in the transaction under the purchase method of accounting. Identify for us the third party minority interest holder(s), if any, in Betania and Emgesa in your response. For example, we note in Note 10.c.(v) (on page F-51) that, prior to the merger, you directly and indirectly owned a 99.99% interest in Betania and a 23.45% indirect interest in Emgesa. We also note in Note 18.a (on page F-77) that you owned a 76.55% direct interest in Emgesa as of December 31, 2006 which adds up to 100% direct and indirect ownership interest in the entity.

7. In addition, we note your disclosures in Note 18a that shareholders of former Emgesa, Endesa Chile and Endesa Internacional are under common control of your parent company, Endesa S.A. In that regard, identify and clarify for us these common control shareholders or parties involved in the transaction and their relationships.

(c) Segment Disclosure, page F-148

8. In future filings please include corporate and all other business activities not directly attributed to Chilean reportable segment in an "all other" category or similar caption with explanatory disclosure. Alternatively please disclose that these non-related business activities are immaterial to Chilean segment activities, as applicable. See paragraph 21 of SFAS No. 131.

i) Derivative instruments, page F-156

9. We note your disclosure of cash flow hedge use in your hedging policies. If material, please provide full disclosure in accordance with paragraphs 45.b.(2) and (4) and SFAS 133, or state the amounts are immaterial.

Item 19. Exhibits

10. We note from your cover page that you have debt registered pursuant to Section 15(d) of the Act. Please tell us how you have complied with the requirements to provide a schedule explaining the calculation of a ratio of earnings to fixed charges as set forth in section (c)(v)(7) of the Instructions to Item 19 of Form 20-F.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Rafael Mateo
Empresa Nacional de Electricidad S.A.
September 26, 2008
Page 5

       You may contact Brian McAllister, Staff Accountant, at (202) 551-3341, or Andrew Mew, Accounting Branch Chief, at (202) 551-3377, if you have any questions regarding the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me at (202) 551-3720 with any other questions.

                                   Sincerely,

                                   H. Christopher Owings
                                   Assistant Director